[LETTERHEAD OF INVESTAR HOLDING CORPORATION]

January 6, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Re: Investar Holding Corporation

       Registration Statement on Form S-3

       Request for Acceleration of Effectiveness

       File No. 333-215238

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C, and in connection with the above-referenced Registration Statement on Form S-3, Investar Holding Corporation (the “Company”) hereby requests that said Registration Statement on Form S-3 be declared effective on Tuesday, January 10, 2017, at 3:00 p.m., Eastern time, or as soon thereafter as practicable.

If you have any questions regarding this request, please telephone Christina M. Gattuso of Kilpatrick Townsend & Stockton LLP, special legal counsel for the Company, at 202.508.5884.

Very truly yours,

INVESTAR HOLDING CORPORATION

/s/ Christopher L. Hufft

Christopher L. Hufft

Executive Vice President and

Chief Financial Officer

cc: Era Anagnosti, U.S. Securities and Exchange Commission

     Christopher Dunham, U.S. Securities and Exchange Commission